Sandip Rana Chief Financial Officer Direct Tel: 416-306-6303 rana@franco-nevada.com	Franco-Nevada Corporation 199 Bay Street Suite 2000, P.O. Box 285 Commerce Court West Toronto, Ontario M5L 1G9 Tel: 416-306-6300 Fax: 416-306-6330 www.franco-nevada.com

September 11, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Extension for Responding to

SEC Staff Comments dated August 13, 2013, regarding
Franco-Nevada Corporation
Form 40-F for the Year Ended December 31, 2012
Filed March 20, 2013
File No. 001-35286

Dear Ms. Jenkins:

This letter responds to the staff’s comments set forth in the August 13, 2013 letter regarding the above-referenced Form 40-F.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate or feasible, and have explained why.

Our responses are as follows:

Form 40-F for the Year Ended December 31, 2012

Ms. Tia L. Jenkins

September 11, 2013

Exhibit 99.1 — Annual Information Form
Asset Revenue and Descriptions, page 15

Staff Comment No. 1.

We note a significant portion of your revenue is dependent on the mine production at your streaming properties.  Please disclose the ounces received, prices, and costs associated with metals received through your streaming arrangements.

Franco-Nevada Corporation’s Response:

The Company has historically provided guidance based upon revenue and, accordingly, has provided various levels of disclosure related to Company revenues, including streaming revenue.  For 2013, the Company has provided guidance based on expected attributable gold ounces to be earned by the Company from its mineral properties.  As a result, for 2013, the Company now provides additional disclosure, including the amount of ounces received and sold from its streaming properties as well as total operating costs associated with its streaming properties.

Such guidance and additional disclosure may be found in the Company’s Management’s Discussion and Analysis for the quarters ended June 30, 2013 and March 31, 2013, including under the headings “2013 Guidance,” “Selected Financial Information” and “Overview of Financial Performance,” which were filed with the Securities and Exchange Commission as exhibits to the Company’s reports on Form 6-K on August 7, 2013 and May 8, 2013, respectively.  The Company intends to include this information in next year’s Annual Information Form, which will be filed as an exhibit to the Company’s Annual Report on Form 40-F for the year ended December 31, 2013.

Summary of Mineral Reserves and Mineral Resources, page 18

Staff Comment No. 2.

We note your disclosure indicating that your interests often do not cover the entire mineral reserve and mineral resource that is publicly reported by the operator.  Please disclose the mineral reserves or the percentage of the total mineral reserves attributable to your royalty or streaming agreement.

Franco-Nevada Corporation’s Response:

As previously discussed on August 22, 2013 with John Coleman of the staff, operators estimate mineral reserves and resources with respect to a project, and our royalty and streaming agreements do not typically cover the entire project.  Most reserve and resource estimates do not provide a detailed breakdown as to which areas of a project are subject to a royalty and, accordingly, we are unable to provide the requested information.

Staff Comment No. 3.

Additionally, disclose the annual production or annual percentage of depletion of mineral reserves in regards to the materials mined from the areas in which you have a royalty or streaming agreement, such that investors understand the longevity of your royalty or streaming arrangements.

Ms. Tia L. Jenkins

September 11, 2013

Franco-Nevada Corporation’s Response:

As noted in our response to Comment No. 2 above, and as previously discussed on August 22, 2013 with John Coleman of the staff, operators provide depletion and longevity estimates with respect to a project, and our royalty and streaming agreements do not typically cover the entire project.  This information is not broken out by royalty so we are unable to provide this information.

As further discussed with John Coleman of the staff, the Company ensures the completeness and accuracy of its royalty and stream payments by exercising its rights under applicable agreements to conduct regular audits of the Company’s royalty and streaming interests during which mine plans, commingling processes, onsite accounting records and related items are reviewed to ensure such royalties and streams are accurate.

Exhibit 99.3
Independent Auditor’s Report, page 2

Staff Comment No. 4.

We note the independent auditor’s integrated report is not signed.  Please revise to include a signed integrated report of the independent auditor and amend your Form 40-F as appropriate to comply.

Franco-Nevada Corporation’s Response:

We will file an amendment to the Form 40-F to include the conformed signature to the auditor’s report which was inadvertently omitted from the Form 40-F.

* * * * *

Franco-Nevada Corporation hereby acknowledges that:

•                                          Franco-Nevada Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•                                          Franco-Nevada Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of page intentionally left blank.]

Ms. Tia L. Jenkins

September 11, 2013

If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 306-6303, Lloyd Hong of Franco-Nevada Corporation at (416) 306-6317 or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,
Franco-Nevada Corporation

/s/ Sandip Rana
Sandip Rana
Chief Financial Officer

cc:                                Lloyd Hong, Chief Legal Officer & Corporate Secretary

Kimberley Anderson, Dorsey & Whitney LLP

PricewaterhouseCoopers LLP